November 4, 2024

Via EDGAR Submission

Ms. Aamira Chaudhry

Mr. Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2024

File No. 001-40638

Dear Ms. Chaudhry and Mr. Jones:

Xponential Fitness, Inc., a Delaware corporation (the “Company”), submits to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) this further response to the Staff’s letters, dated April 23, 2024, June 20, 2024, August 27, 2024, and October 17, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”) and Form 10-Q for Fiscal Quarter Ended June 30, 2024 (“Form 10-Q”) (File No. 001-40638).

For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Form 10-K or the Form 10-Q. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the form 10-K or the form 10-Q.

Comment Letter Dated October 17, 2024

1. Refer to your responses to comments 1, 3, 5, 6, and 7. Please provide us with a copy of your intended enhanced disclosure indicated in each response that clearly addresses the issue in each comment.

Response: Please see the attached Appendix A for a redlined version of the enhanced disclosures that Xponential plans to use going forward.

2. Refer to your response to comment 4. You state the number of studios you consider to have temporary suspension of operations that are included in the number of studios operating is not material. If true, please disclose you believe the number of such studios is not material and define what you consider to be not material with respect to studio counts so investors may understand the magnitude of these studios.

Response: A revised version of this disclosure is also included in Appendix A.

3. Refer to your response to comment 8. Please file the amendments to the Form 10- K for the fiscal year ended December 31, 2022 and Form 10-Q for the fiscal quarter ended March 31, 2023 that you confirmed in your response letter dated March 14, 2024 you would file for the purpose specified in the associated comment. Refer to Question 246.13 of our Compliance and Discussion Interpretations on Regulation S-K for guidance on amending the filing for this purpose.

Response: The Company respectfully notes that CD&I 246.13 applies only to first time filers omitting certifications relating to internal controls. In the first year, the interpretation permits just a cover page and a corrected certification; but, in subsequent years, a complete inclusion of the financial statements in an amended Form 10-K would be required. It does not address errors that are more than one year old. Respectfully, this interpretation is inapplicable to our situation involving amending filings from 2023. As such, no filing prior to the Company’s Form 10-K filed in March 2024 is required to be amended. We are happy to discuss this long-standing Division policy with the Staff by phone if you prefer.

/s/ Rick Zakhar

Vice President of Legal Affairs – Corporate & Securities

cc:	John Meloun, Xponential Fitness, Inc.

Brian Lane, Gibson, Dunn & Crutcher LLP

Appendix A: Enhanced Disclosures

All page numbers, and redlined edits showing changes to future filings, reference the Form 10-Q for the Fiscal Year Ended June 30, 2024.

Enhanced Disclosure re Request 1 (see MD&A, page 39)

Average Unit Volume

AUV is calculated by dividing sales during the applicable period for all studios contributing to AUV by the number of studios contributing to AUV. ~~LTM AUV (last twelve months~~All traditional studio locations in North America are included in the AUV calculation, so long as they meet certain time since opening and sales criteria (as defined immediately below). In particular, AUV (LTM as of period end) and Quarterly AUV (run rate) are calculated as follows:

•

AUV (LTM as of period end) consists of the average sales for the trailing 12 calendar months for all traditional studio locations in North America that ~~have been open for~~opened at least 13 calendar months ago as of the measurement date and that have generated positive sales for each of the last 13 calendar months as of the measurement date.

•

Quarterly AUV (run~~-~~ rate ~~AUV~~) consists of average quarterly sales for all traditional studio locations in North America that ~~are~~had opened at least six calendar months ~~old at~~ago as of the beginning of the respective quarter, and that have non-zero sales in the ~~period~~respective quarter (including nominal or negative sales figures; the only figures excluded are exact $0 amounts in the quarter), multiplied by four.

We measure sales for AUV based solely upon monthly sales as ~~reported by franchisees~~derived through the designated point-of-sale system. AUV ~~growth~~ is ~~primarily driven~~impacted by changes in same store sales ~~and is also influenced by new~~, studio openings, and studio closures. Management reviews AUV to assess studio economics. The following table reconciles our North American operating studios for the three and nine months ended September 30, 2024 and 2023, respectively, to the total studios contributing to both AUV (LTM as of period end) and Quarterly AUV (run rate):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
North American studios contributing to AUV (LTM as of period end)
Operating studios (end of period)
Studios no longer operating but generated sales in the period
Less: studios less than 13 months old
Less: non-traditional studio locations
Less: studios without 13 months of consecutive sales as of measurement date

Total
North American studios contributing to Quarterly AUV (run rate)
Operating studios (end of period)
Studios no longer operating but generated sales in the period
Less: studios less than 6 months old
Less: non-traditional studio locations
Less: studios with no sales in the period

Total

Same Store Sales

Same store sales refer to period-over-period sales comparisons for the base of studios. We define the same store sales base to include ~~studios in North America that are in~~monthly sales for any traditional studio ~~locations and that have~~location in North America. If the studio has generated ~~sales for the last~~at least 13 months of consecutive ~~calendar~~positive sales and opened at least 13 calendars months ago as of any month within the measurement ~~date. Any transfer of ownership of a studio does not affect this metric~~period, the respective comparable months will be included. We measure same store sales based solely upon monthly sales as ~~reported by franchisees~~derived through the designated point-of-sale system. This measure highlights the performance of existing studios, while excluding the impact of new studio openings. Management reviews same store sales to assess the health of the franchised studios. The following table reconciles our North American operating studios for the three and nine months ended September 30, 2024 and 2023, respectively, to the total studios contributing to same store sales:

	Three Months Ended September 30,		Nine months Ended September 30,
	2024	2023	2024	2023
North American studios contributing to same store sales
Operating studios (end of period)
Studios no longer operating but generated sales in the period
Lees: studios less than 13 months old
Less: non-traditional studio locations
Less: studios without 13 months of consecutive sales as of the last month that had positive sales within the period being measured

Total

Enhanced Disclosure re Request 3 and Request 6 (see MD&A, page 38)

Studios No Longer Operating

A studio is considered no longer operating and excluded from the total number of studios operating if (a) the Company has reason to believe, after reasonable inquiry, that the studio is permanently closed, with no plans for re-opening or relocation, or (b) it has no sales for nine consecutive months or more, whichever comes first. If a studio deemed to be no longer operating subsequently generates sales at a future date, it re-enters the operating studio count (and the number of studios no longer operating is reduced). Studios classified as no longer operating are deemed permanently closed.

Enhanced Disclosure re Request 4, Request 5, and Request 7 (see MD&A, page 38)

Number of Studios Operating

In addition to the number of new studios opened and studios no longer operating during a period, we track the number of total studios operating at the end of a reporting period. This number represents studios that have already opened, are generating revenue, and are regularly holding classes, though this number could include some number of studios that have temporarily suspended operations, but that are not permanently closed and have not yet met the definition for a Studio No Longer Operating. The number of studios that have temporarily suspended operations is an immaterial percentage of our total studio base. Please see the table in the “Key Performance Indicators” section, sub header “Studios contributing to same store sales.” The line “Studios without 13 months of consecutive sales” is an indicator for the number of North America traditional location studios that are older than 13 months, and that have had a recent or current disruption in sales, but that are still included in the Number of Studios Operating count. For the three and nine months ended September 30, 2024, this represented X% and X%, respectively, of our North America studio base.

While nearly all our franchised studios are licensed to franchisees, from time to time we operate a limited number of company-owned transition studios (typically as we take possession of a studio following a franchisee ceasing to operate it and as we prepare it to be licensed to a new franchisee). Management reviews the number of studios operating at a given point in time in order to help forecast system-wide sales, franchise revenue, and other revenue streams. The following tables contain information about changes in the number of North American operating studios for the three and nine months ended September 30, 2024 and 2023, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
North American franchisee-owned studios
Studios operated at beginning of period
New studio openings
Refranchised studios(1)
Defranchised studios(2)
Studios no longer operating

Studios operated at end of period
North American company-owned transition studios
Studios operated at beginning of period
New studio openings
Franchise acquisitions(2)
Refranchised studios(1)
Studios no longer operating

Studios operated at end of period
Total North American studios
Studios operated at beginning of period
New studio openings
Studios no longer operating

Studios operated at end of period